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[GREAT LAKES POWER INC. LOGO]


                                  NEWS RELEASE

             GREAT LAKES POWER ANNOUNCES FORMATION OF AN INDEPENDENT
              COMMITTEE TO EVALUATE BRASCAN'S SHARE PURCHASE OFFER

TORONTO, JANUARY 9, 2001 - Great Lakes Power Inc. (GLZ: TSE) today announced the formation of an independent committee of the Board of Directors to evaluate the offer by Brascan Corporation (BNN: TSE, NYSE) to acquire all of the common shares of Great Lakes. The offer is for Cdn. $19.00 in cash or 0.905 of a Brascan Class A share for each Great Lakes common share, pursuant to a going private transaction. Brascan currently owns directly and indirectly 96% of the common shares of Great Lakes.

The Independent Committee is comprised of Mr. C.W. (Peter) Cole, Chairman, Eastcan Capital; Mr. Ronald J. Daniels, Dean of the Faculty of Law, University of Toronto; and Mr. Sidney A. Lindsay, President, Lindsay Consultants.

The Independent Committee has appointed the following firms to assist in the evaluation of Brascan's offer: Osler, Hoskin & Harcourt LLP as legal counsel; and The Hathaway Corporation as financial advisors. The valuation of Brascan's offer is now under way. When this is completed, the Independent Committee will make a recommendation as part of a management information circular for a special meeting of the shareholders of Great Lakes to consider the offer.

                               * * * * * * * * * *

Great Lakes Power Inc. generates, transmits and distributes electricity in northern Ontario and western Quebec, and has ownership and operating interests in other power generating facilities in Canada and the United States.


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For more information, please contact:

Media:                                           Shareholders and Investors:
Edward C. Kress                                  Alan V. Dean
Chairman and Chief Executive Officer             Vice-President and Secretary
(416) 363-9491                                   (416) 956-5124